
Mail Stop 3561

May 28, 2010

<u>Via U.S. Mail</u>

Mr. Christopher J. Pappas, Chief Executive Officer
Luby's, Inc.
13111 Northwest Freeway, Suite 600
Houston, Texas 77040

>   **Re: Luby's, Inc.**
>   **Form 10-K for the fiscal year ended August 26, 2009**
>   **Filed November 9, 2009**
>   **File No. 001-08308**

Dear Mr. Pappas:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief